UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 23, 2019

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated May 23, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 23, 2019	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FIRST QUARTER 2019 RESULTS

Highlights

•
Reported GAAP net income of $12.4 million, or $0.05 per share, and adjusted net income(1) of $14.6 million, or $0.05 per share, in the first quarter of 2019 (excluding items listed in Appendix A to this release).

•	Total Adjusted EBITDA(1) of $63.4 million.

•	In May 2019, completed two additional financing initiatives, which increased the Company’s liquidity position by approximately $40 million.

Hamilton, Bermuda, May 23, 2019 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended March 31, 2019:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	March 31, 2019	December 31, 2018	March 31, 2018
GAAP FINANCIAL COMPARISON
Total revenues	232,501	239,724	168,465
Income (loss) from operations	32,097	31,206	(8,421)
Net income (loss)	12,447	11,502	(19,153)
Earnings (loss) per share	0.05	0.04	(0.07)
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	63,428	63,030	22,342
Adjusted net income (loss) (1)	14,647	14,002	(21,976)
Adjusted earnings (loss) per share (1)	0.05	0.05	(0.08)
Free cash flow (1)	44,554	44,580	7,862
In the first quarter of 2019, the Company made certain changes to its non-GAAP financial measures to more closely align with internal management reporting and annual reporting filed with the U.S. Securities and Exchange Commission (SEC) under Form 20-F. Total Cash Flow from Vessel Operations (CFVO) and CFVO of Equity-Accounted for Investment are replaced with Total Adjusted EBITDA and Adjusted EBITDA from Equity-Accounted Vessel, respectively. Please refer to "Definitions and Non-GAAP Financial Measures" in this release for definitions of these non-GAAP financial measures and information about the changes made.

(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

First Quarter of 2019 Compared to Fourth Quarter of 2018
GAAP net income and non-GAAP adjusted net income for the first quarter of 2019 improved compared to the prior quarter, primarily as a result of higher average spot tanker rates and lower general and administrative expenses. This was partially offset by higher vessel operating expenses due to the timing of purchases.

First Quarter of 2019 Compared to First Quarter of 2018
GAAP net income and non-GAAP adjusted net income for the first quarter of 2019 significantly improved compared to the GAAP net loss and non-GAAP adjusted net loss in the same period of the prior year, primarily due to substantially higher average spot tanker rates, partially offset by higher interest expense associated with the sale-leaseback transactions relating to ten tankers that were completed in September and November 2018.

CEO Commentary
“Average crude tanker spot rates moderately increased during the first quarter of 2019, which resulted in another profitable quarter and slightly improved results over the prior quarter,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. “However, spot tanker rates declined towards the latter half of the first quarter, and the market faces a number of seasonal and other short-term headwinds, which are expected to reduce our earnings during the second quarter of 2019. We believe these factors are temporary in nature and expect a significant firming in the tanker market from the second half of 2019 due to positive underlying oil demand, an expected increase in U.S. crude oil exports, higher OPEC production, lower tanker fleet growth, and the positive impacts of IMO 2020.”

Mr. Mackay added, "With a stronger liquidity position, market-leading position in our vessel sectors and significant operating leverage, we believe we are well-positioned to benefit from a tanker market recovery in the second half of 2019 and into 2020."

Summary of Recent Developments
In May 2019, Teekay Tankers completed the previously announced sale-leaseback transaction relating to two Suezmax tankers. The transaction increases the Company’s liquidity position by approximately $25 million after the repayment of outstanding debt related to these vessels.

In addition, in May 2019, Teekay Tankers increased the amount available under the loan to finance working capital for the Company's revenue sharing agreement (RSA) pool management operations, which provides $15 million of additional liquidity.

In April 2019, Teekay Tankers entered into a time charter-in contract for an Aframax vessel for a firm period of 2 years, plus an extension option, which is expected to commence by July 2019 at a daily rate of $21,000.

In January 2019, Teekay Tankers entered into a time charter-out contract for one Suezmax tanker for a firm period of six months at a daily rate of $27,500.

Teekay Tankers' current dividend policy is to pay out 30 to 50 percent of its quarterly adjusted net income, subject to reserves the Board of Directors may determine are necessary for the prudent operation of the Company. Given losses generated during the first three quarters of 2018, and the additional debt incurred from recent financing transactions to improve Teekay Tankers' liquidity position as well as the current tanker market weakness, the Company has elected to reserve the amount that would have otherwise been paid out as a dividend for the first quarter of 2019 to reduce outstanding debt.

Tanker Market
Average crude tanker spot rates moderately increased during the first quarter of 2019, as some of the positive drivers from late 2018 continued into early 2019. These included high seasonal oil demand, the impact of winter weather delays, and relatively high global oil production prior to the full implementation of OPEC supply cuts. However, spot tanker rates weakened as the quarter went on, and the market faces a number of near-term headwinds during the second quarter of 2019.

Global crude oil production has fallen by approximately 2.5 million barrels per day (mb/d) since the start of the year, primarily due to a reduction in OPEC supply. Lower OPEC production is a result of both high adherence to the 1.2 mb/d of cuts announced at the start of the year, and additional unplanned outages in Iran and Venezuela due to the impact of U.S. sanctions. Tanker demand has also been dampened by heavier than normal refinery maintenance during the second quarter of 2019. This comes as refiners look to complete maintenance and upgrade programs early this year in anticipation of much stronger demand in the second half of the year, when they will need to operate at high throughput levels in order to produce sufficient distillates to meet the new IMO 2020 regulations. Finally, the start of 2019 has seen relatively high tanker fleet growth, with total growth of 12.6 million deadweight tonnes (mdwt), or 2.1 percent, since the start of the year. The high fleet growth at the start of 2019 has been driven by a front-heavy newbuilding delivery schedule and just 0.8 mdwt scrapped in 2019 year-to-date.

Underlying global oil demand remains firm with forecast growth of 1.3 mb/d in 2019 (average of IEA, EIA and OPEC forecasts). More importantly, refinery runs are expected to increase during the second half of the year as refiners prepare for the upcoming IMO 2020 regulations and the resultant increase in distillate demand that these regulations are expected to bring. Demand is also expected to be boosted by a significant increase in global refining capacity during the second half of the year, with the IEA forecasting a 4.6 mb/d increase in global refinery throughput between the seasonal low point in March 2019 and the anticipated seasonal peak in August 2019. This should generate significant demand for both crude and product tankers from the third quarter of the year.

Tanker demand should be further boosted by an increase in U.S. crude oil exports later in the year as new pipeline capacity comes online linking the Permian Basin to the U.S. Gulf Coast. It is expected that U.S. crude oil exports may reach 4 mb/d by the end of the year, increasing mid-size tanker demand for direct exports to Europe as well as Aframax lightering demand for exports to Asia on VLCCs. In addition, the Company expects that OPEC may start returning barrels to the market in the second half of the year in order to keep the market well supplied as demand rises. However, the political situations in Iran, Venezuela and Libya remain as wild cards.

Tanker fleet growth is expected to slow down considerably from the second half of 2019 as the orderbook rolls off. The tanker orderbook currently stands at 59.4 mdwt compared to a total fleet of 600.7 mdwt, or 9.9 percent of the existing fleet. This is the lowest orderbook-to-fleet ratio since 1997 and paves the way for relatively low levels of fleet growth over the next two years. Fleet growth could be further dampened in the coming months due to an expected increase in off-hire time as vessels are taken out of service to be fitted with scrubbers in advance of the IMO 2020 regulations.

In summary, the tanker market faces headwinds which may impact earnings in the near-term. However, the Company believes that these headwinds are temporary in nature and will reverse in the second half of the year, leading to a firmer tanker market from the second half of 2019 and into 2020.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in RSAs, voyage charters and full service lightering, in each case measured in net revenues(v) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	March 31, 2019(i)	December 31, 2018(i)	March 31, 2018(i)
Time Charter-Out Fleet
Suezmax revenue days	90	180	295
Suezmax TCE per revenue day	$17,281	$20,868	$20,236
Aframax revenue days	75	172	597
Aframax TCE per revenue day	$24,276	$23,230	$21,024
LR2 revenue days	—	12	179
LR2 TCE per revenue day	—	$16,583	$17,162

Spot Fleet
Suezmax revenue days	2,415	2,427	2,375
Suezmax spot TCE per revenue day (ii)	$23,568	$23,554	$12,543
Aframax revenue days	1,752	1,612	1,156
Aframax spot TCE per revenue day (iii)	$24,797	$22,023	$15,083
LR2 revenue days	815	724	531
LR2 spot TCE per revenue day (iv)	$20,694	$19,806	$11,973

Total Fleet
Suezmax revenue days	2,505	2,607	2,670
Suezmax TCE per revenue day	$23,342	$23,369	$13,394
Aframax revenue days	1,827	1,784	1,753
Aframax TCE per revenue day	$24,775	$22,139	$17,106
LR2 revenue days	815	736	710
LR2 TCE per revenue day	$20,694	$19,754	$13,282

(i)
Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue yet is not employed, are included in revenue days.

(ii)	Includes vessels trading in the Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(iv)	Includes vessels trading in the Teekay Taurus RSA and non-pool voyage charters.

(v)	Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
Second Quarter of 2019 Spot Tanker Rates Update
Below is Teekay Tankers’ spot tanker fleet update for the second quarter of 2019 to-date:

•	The portion of the Suezmax fleet trading on the spot market has secured TCE per revenue day of approximately $17,300 per day on average with 61 percent of the available days fixed(1);

•	The portion of the Aframax fleet trading on the spot market has secured TCE per revenue day of approximately $21,200 per day on average with 55 percent of the available days fixed(2); and

•
The portion of the Long Range 2 (LR2) product tanker fleet trading on the spot market has secured TCE per revenue day of approximately $15,000 per day on average with 54 percent of the available days fixed(3).

(1) Combined average TCE rate includes Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.
(2) Combined average TCE rate includes Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.
(3) Combined average TCE rate includes Teekay Taurus RSA and non-pool voyage charters.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of May 1, 2019:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	1	—	1
Total Fixed-Rate Fleet	1	—	1
Spot-rate:
Suezmax Tankers	29	—	29
Aframax Tankers(i)	17	3	20
LR2 Product Tankers(ii)	9	2	11
VLCC Tanker(iii)	1	—	1
Total Spot Fleet	56	5	61
Total Conventional Fleet	57	5	62
STS Support Vessels	3	3	6
Total Teekay Tankers' Fleet	60	8	68

(i)	Includes three Aframax tankers with charter-in contracts that are scheduled to expire in November 2019, December 2019 and March 2021, respectively.

(ii)	Includes two LR2 product tankers with charter-in contracts that are scheduled to expire in January 2021, each with an option to extend for one additional year.

(iii)	The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at March 31, 2019, the Company had total liquidity of $116.2 million (comprised of $75.0 million in cash and cash equivalents and $41.2 million in undrawn from its revolving credit facilities and working capital loan) compared to total liquidity of $66.7 million as at December 31, 2018. With the completion of the two-vessel sale-leaseback financing transaction and an increase in the limit of the Company’s working capital loan facility in May 2019, the Company had total liquidity of approximately $160 million on May 22, 2019.

Conference Call
The Company plans to host a conference call on Thursday, May 23, 2019 at 1:00 p.m. (ET) to discuss its results for the first quarter of 2019. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 667-5617 or (647) 490-5367, if outside of North America, and quoting conference ID code 8155152.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter 2019 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently owns a fleet of 56 double-hull tankers, including 30 Suezmax tankers, 17 Aframax tankers, nine Long Range 2 (LR2) product tankers, and three ship-to-ship support vessels, and has eight contracted time charter-in vessels. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the SEC. These non-GAAP financial measures, which include Adjusted Net Income (Loss), Free Cash Flow, Net Revenues and, commencing in the first quarter of 2019, Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
In prior periods, the Company reported CFVO, as a non-GAAP measure. In the first quarter of 2019, the Company made certain changes to its non-GAAP financial measures to more closely align with internal management reporting, annual reporting filed with the SEC under Form 20-F and metrics used by certain investors. Total CFVO and CFVO of Equity-Accounted for Investment are replaced with Total Adjusted EBITDA and Adjusted EBITDA from Equity-Accounted Vessel, respectively, for current and comparative periods.
Non-GAAP Financial Measures
Adjusted net income (loss) excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net income (loss) before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, gains and losses on sale of vessels, unrealized gains and losses on derivative instruments and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Vessel represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted vessel, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessel is retained within the entity in which the Company holds the equity-accounted for investment or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and D of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, certain non-cash items, loss on sales of vessels, equity loss from the equity-accounted for investments, and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity-accounted for investments, gain on sales of vessels and certain other non-cash items. The Company also includes FCF from equity-accounted for investments as a component of its FCF. FCF from the equity-accounted for investments represents the Company’s proportionate share of FCF from its equity-accounted for investments. The Company does not control its equity-accounted for investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted for investments is retained within the entity in which the Company holds the equity-accounted for investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted for investments may not be available to the Company in the periods such FCF is generated by the equity-accounted for investments. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the

Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	216,417	219,371	135,642
Time-charter revenues	3,410	8,039	22,110
Other revenues (2)	12,674	12,314	10,713
Total revenues	232,501	239,724	168,465

Voyage expenses (1)	(97,339)	(110,602)	(79,993)
Vessel operating expenses	(54,587)	(51,323)	(52,995)
Time-charter hire expenses	(9,448)	(4,841)	(4,683)
Depreciation and amortization	(29,865)	(29,916)	(29,430)
General and administrative expenses	(9,165)	(11,836)	(9,785)
Income (loss) from operations	32,097	31,206	(8,421)

Interest expense	(16,942)	(16,987)	(12,729)
Interest income	365	311	158
Realized and unrealized (loss) gain on derivative instruments (3)	(847)	(1,693)	3,013
Equity income (4)	753	955	694
Other expense	(2,979)	(2,290)	(1,868)
Net income (loss)	12,447	11,502	(19,153)

Earnings (loss) per share attributable to shareholders of Teekay Tankers
- Basic	0.05	0.04	(0.07)
- Diluted	0.05	0.04	(0.07)

Weighted-average number of total common shares outstanding
- Basic	268,678,226	268,558,556	268,292,374
- Diluted	268,876,324	268,759,554	268,292,374

Number of outstanding shares of common stock at the end of the period	268,990,399	268,558,556	268,558,556

(1)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $11.4 million, $23.8 million and $21.4 million for the three months ended March 31, 2019, December 31, 2018 and March 31, 2018, respectively.

(2)	Other revenues include lightering support and liquefied natural gas services revenue, and pool management fees and commission revenues.

(3)
Includes realized losses and gains relating to interest rate swaps entered into by the Company. For the three months ended March 31, 2019, December 31, 2018 and March 31, 2018, the Company recognized realized gains on its interest rate swaps of $1.0 million, $0.7 million and $0.2 million, respectively. The Company also recognized realized losses of $13 thousand and realized gains of $0.3 million for the three months ended March 31, 2019 and December 31, 2018, respectively, relating to its forward freight agreements.

(4)	Equity income relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2019	2018
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	75,045	54,917
Restricted cash	2,087	2,153
Pool receivable from affiliates	31,535	56,549
Accounts receivable	29,946	17,365
Due from affiliates	7,979	39,663
Current portion of derivative assets	2,277	2,905
Bunker and lube oil inventory (1)	50,485	23,179
Prepaid expenses (1)	11,649	10,917
Other current assets	53,369	17,943
Restricted cash - long-term	3,437	3,437
Vessels and equipment – net	1,388,464	1,401,551
Vessels related to finance leases – net	475,962	482,010
Operating lease right-of-use assets (2)	22,014	—
Investment in and advances to equity-accounted for investment	26,520	25,766
Derivative assets	1,829	2,973
Intangible assets – net	11,055	11,625
Other non-current assets	1,074	74
Goodwill	8,059	8,059
Total assets	2,202,786	2,161,086

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	74,338	52,002
Short-term debt (3)	25,000	—
Due to affiliates	23,456	18,570
Current portion of derivative liabilities	105	57
Current portion of long-term debt	101,227	106,236
Current obligation related to finance leases	20,616	20,896
Current portion of operating lease liabilities (2)	12,038	—
Other current liabilities	417	—
Long-term debt	590,085	629,170
Long-term obligation related to finance leases	349,137	354,393
Long-term operating lease liabilities (2)	9,976	—
Other long-term liabilities	36,343	32,829
Equity	960,048	946,933
Total liabilities and equity	2,202,786	2,161,086

(1)
Effective March 31, 2019, the Company separately presented bunker and lube oil inventory on the Company’s balance sheet. Such balance was previously classified as prepaid expenses. Bunker and lube oil inventory has increased significantly in the first quarter of 2019 as a result of a change to the Company’s revenue sharing arrangements (or RSAs) whereby the Company now directly procures and has legal title to the bunker fuel for the vessels in the RSAs, with such assets being used as collateral for the new working capital loan arrangement entered into by the Company. Bunker and lube oil inventory is stated at cost which is determined on a first in, first out basis. Comparative figures have been reclassified to conform to the presentation adopted in the current period.

(2)
Upon adoption of the new lease accounting standard on January 1, 2019, the Company's chartered-in vessels, with lease terms of more than one year, are now treated as operating lease right-of-use assets and operating lease liabilities. This resulted in an increase in the Company’s assets and liabilities by $22.0 million at March 31, 2019. This adoption had no impact on the Company’s Consolidated Statements of Income (Loss).

(3)	Short-term debt relates to the Company’s working capital loan that was first drawn during the first quarter of 2019.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	March 31,
	2019	2018
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	12,447	(19,153)
Non-cash items:
Depreciation and amortization	29,865	29,430
Unrealized loss (gain) on derivative instruments	1,788	(2,823)
Equity income	(753)	(694)
Other	7,042	3,223
Change in operating assets and liabilities	6,265	(9,517)
Expenditures for dry docking	(10,433)	(5,292)
Net operating cash flow	46,221	(4,826)

FINANCING ACTIVITIES
Proceeds from short-term debt	30,000	—
Proceeds from long-term debt, net of issuance costs	434	30,468
Scheduled repayments of long-term debt	(25,400)	(38,706)
Prepayment of long-term debt	(20,000)	—
Repayment of short-term debt	(5,000)	—
Scheduled repayments of obligation related to finance leases	(5,537)	(1,740)
Cash dividends paid	—	(8,052)
Other	—	(92)
Net financing cash flow	(25,503)	(18,122)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(656)	(1,622)
Return of capital from equity-accounted for investment	—	746
Net investing cash flow	(656)	(876)

Increase (decrease) in cash, cash equivalents and restricted cash	20,062	(23,824)
Cash, cash equivalents and restricted cash, beginning of the period	60,507	75,710
Cash, cash equivalents and restricted cash, end of the period	80,569	51,886

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	March 31, 2019		March 31, 2018
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss) - GAAP basis	12,447	$0.05	(19,153)	($0.07)

Add specific items affecting net income (loss):
Unrealized loss (gain) on derivative instruments (2)	1,788	—	(2,823)	($0.01)
Other (3)	412	—	—	—
Total adjustments	2,200	—	(2,823)	($0.01)
Adjusted net income (loss) attributable to shareholders of
Teekay Tankers	14,647	$0.05	(21,976)	($0.08)

(1)	Basic per share amounts.

(2)
Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.

(3)	The amount recorded for the three months ended March 31, 2019 primarily relates to unrealized foreign exchange losses.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)

Net income (loss) - GAAP basis	12,447	(19,153)

Add:
Depreciation and amortization	29,865	29,430
Proportionate share of free cash flow from equity-accounted for investment	1,207	1,102
Unrealized loss on derivative instruments	1,788	—

Less:
Equity income (1)	(753)	(694)
Unrealized gain on derivative instruments	—	(2,823)

Free cash flow	44,554	7,862

Weighted-average number of common shares outstanding for the period - basic	268,678,226	268,292,374

(1)	Equity income relates to the Company’s 50 percent interest in the High-Q joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)
Net income (loss) - GAAP basis	12,447	(19,153)
Depreciation and amortization	29,865	29,430
Interest expense, net of interest income	16,577	12,571
Freight tax and other tax expenses	2,614	1,878
EBITDA	61,503	24,726

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange loss	412	20
Realized gain on interest rate swaps	(954)	(190)
Unrealized loss (gain) on derivative instruments	1,788	(2,823)
Equity income	(753)	(694)
Consolidated adjusted EBITDA	61,996	21,039
Adjusted EBITDA from equity-accounted vessel (See Appendix D)	1,432	1,303
Total Adjusted EBITDA	63,428	22,342

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Vessel
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2019		March 31, 2018
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)
Revenues	3,210	1,605	3,375	1,688
Vessel and other operating expenses	(490)	(245)	(769)	(385)
Depreciation and amortization	(908)	(454)	(830)	(415)
Income from vessel operations of equity-accounted vessel	1,812	906	1,776	888

Net interest expense	(450)	(225)	(407)	(204)
Realized and unrealized gain on derivative instruments	—	—	19	10
Other	145	72	—	—
Equity income of equity-accounted vessel	1,507	753	1,388	694

Equity income of equity-accounted vessel	1,507	753	1,388	694
Depreciation and amortization	908	454	830	415
Interest expense, net of interest income	450	225	407	204
EBITDA from equity-accounted vessel	2,865	1,432	2,625	1,313

Add (subtract) specific income statement items affecting EBITDA:
Realized and unrealized gain on derivative instruments	—	—	(19)	(10)
Adjusted EBITDA from equity-accounted vessel	2,865	1,432	2,606	1,303

(1) The Company’s proportionate share of its equity-accounted vessel is 50 percent.
Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Investments
(in thousands of U.S. dollars)

(1) The Company’s proportionate share of its equity accounted vessels and other investments ranges from 10.9 percent to 50 percent.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: the effect of financing transactions recently completed on the Company’s liquidity; expected contract commencement dates; and crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets, the occurrence and expected timing of a tanker market recovery, forecasts of worldwide tanker fleet growth, the amount of tanker scrapping and newbuilding tanker deliveries, estimated growth in global oil demand and supply, future tanker rates, future OPEC oil production, the expected increase in global refinery throughput, the expected increase in U.S. crude oil production and exports and the corresponding impact on mid-size tanker demand, and estimated impact of IMO 2020 regulations on tanker demand. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the potential for early termination of charter contracts of existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts; changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2018. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.